

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2021

Patricia Hall
Vice President, Chief Financial Officer and Treasurer
Discover Funding LLC
12 Read's Way
New Castle, Delaware 19720

> **Re: Discover Card Execution Note Trust**
> **Discover Funding LLC**
> **Discover Card Master Trust I**
> **Registration Statement on Form SF-3**
> **Filed November 10, 2021**
> **File Nos. 333-260957, 333-260957-01, and 333-260957-02**

Dear Ms. Hall:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eathen Gums at (202) 551-7991 or Arthur Sandel at (202) 551-3262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Structured Finance